UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549



                                    SCHEDULE 13G
                                    Amendment to correct an incorrect filing made on June 10, 2011.


                                    Under the Securities Exchange Act of 1934


                              Issuer-Texas Pacific Land Trust

                            Securities Class-common

                                         CUSIP Number-882610108

                             Event  Requiring Filing -May 31, 2011

                              Filed pursuant to Rule 13d-1(b)

                             CUSIP  Number 882610108

                              Reporter- Horizon Kinetics LLC
                              Tax ID#45-0642972

                               Place of Organization-Delaware

                                Number of Shares-sole voting power-1,142,706
                                Sole dispositive power-1,142,706
                                Amount beneficially owned-1,142,706


                                Percent of Class represented by above-12.006%

                                 Type of Reporting Person-HC

Name of Issuer-Texas Pacific Land Trust
Address of Issuer-1700 Pacific Avenue, Suite 2770, Dallas, Texas 75201

Name of Person Filing-Horizon Kinetics LLC
Address -470 Park Avenue South, 4th Floor South, NY, NY, 10016
Citizenship-Delaware
 Securities Class-common stock

Filing re Section 240.13d-1(b) by investment adviser under Section 240.13d-1(b)(1)(ii)(E).
Amount beneficially owned-1,142,706
Percent of class-12.006%
sole voting power-1,142,706
shared power to vote or direct the vote-0
sole power to dispose/direct the disposition-1,142,706
shared power to dispose/direct the disposition-0

Reporter-Kinetics Asset Management, LLC
Tax ID #13-3878346
Place of Organization-Delaware
Number of Shares-sole voting power-784,518
sole dispositive power-784,518
amount beneficially owned-784,518
percent of class represented by above-8.242% type of reporting person-IA

Name of Issuer-Texas Pacific Land Trust
Address of Issuer-1700 Pacific Avenue, Suite 2770, Dallas, Texas 75201 Name of Person Filing-Kinetics Asset Management, LLC
Address-470 Park Avenue South, 4th Floor South, NY, NY 10016
Citizenship-Delaware
Securities Class-common stock
Filing re Section 240.13d-1(b) by investment adviser under Section 240.13d-1(b)(1))ii) (E)
Amount beneficially owned-784,518
percent of class 8.242%
sole voting power-784,518
shared power to vote or direct the vote-0
sole power to dispose/direct the disposition-784,518
shared power to dispose/direct the dispostion-0


Certification pursuant to Section 240.13d-1(b):
 By signing below I certify that, to the
best of my knowledge and belief, the securities referred to above were not acquired and
are not held for the purpose of or with the effect of
 changing or influencing the control of
the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of
 my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date-June 14, 2011
Signature-Andrew M. Fishman
Title-Associate General Counsel

EXHIBIT A
This joint filing agreement dated JUne 10, 2011 is by and among Horizon Kinetics LLC and Kinetics Asset Management, LLC
("the Filing Persons").
Each of the filing persons may be required to file with the United States Securities and Exchange Commission a statement on Schedule G with respect to the common stock of Texas Pacific Land Trust beneficially owned by them from time to time.
Pursuant to and in accordance with Rule 13(d)(1) (k) promulgated under the Securities Exchange Act of 1934, as amended, the Filing Persons hereby agree to file a single statement on Schedule G and any amendments thereto on behalf of each such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.
This joint filing agreement may be terminated by any of filers upon one week's written notice or such lesser period of notice as the Filing Persons many mutually agree.

Horizon Kinetics LLC and Kinetics Asset Management,LLC by Andrew M. Fishman, Associate General Counsel of each.
June 14, 2011